UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 9)*

Atlassian Corporation
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

049468 101
(CUSIP Number)
September 30, 2024
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    ☐ Rule 13d-1(b)

    ☐ Rule 13d-1(c)

    ☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 049468 101
1		NAMES OF REPORTING PERSONS Michael Cannon-Brookes
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 49,997,524 (1)(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 49,997,524 (1)(2)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,997,524 (1)(2)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 23.7% (2)(3)(4)
12		TYPE OF REPORTING PERSON IN

(1)	Represents 49,997,524 shares of Class B Common Stock held by CBC Co Pty Ltd as trustee of the Cannon-Brookes Head Trust. The reporting person has sole voting power and sole dispositive power with respect to these shares.
(2)	Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer's Certificate of Incorporation. In addition, each share of Class B Common Stock will automatically convert into one share of Class A Common Stock upon any transfer, except for certain permitted transfers described in the Issuer's Certificate of Incorporation.
(3)
The percent of class was calculated based on 160,713,952 shares of Class A Common Stock outstanding as of September 30, 2024, as reported by the Issuer to the reporting person, plus 49,997,524 shares of Class B Common Stock beneficially owned by the reporting person, which are treated as converted into an equivalent number of shares of Class A Common Stock only for the purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Act. Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock.

(4)
There were 160,713,952 shares of Class A Common Stock and 99,995,049 shares of Class B Common Stock outstanding as of September 30, 2024, as reported by the Issuer to the reporting person, including the 49,997,524 shares of Class B Common Stock beneficially owned by the reporting person. The 49,997,524 shares of Class B Common Stock held by the reporting person represent approximately 43.08% of the aggregate combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock.

Item 1
(a) Name of Issuer:
Atlassian Corporation
(b) Address of Issuer’s Principal Executive Offices:
350 Bush Street, Floor 13, San Francisco, California 94104
Item 2
(a) Name of Person Filing:
Michael Cannon-Brookes
(b) Address of Principal Business Office or, if None, Residence:
Level 6, 341 George Street, Sydney, NSW 2000, Australia
(c) Citizenship:
Australia
(d) Title of Class of Securities:
Class A Common Stock
(e) CUSIP Number:
049468 101

Item 3    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)    [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)    [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)    [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)    [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)    [ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)    [ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)    [ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)    [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)    [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)    [ ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)    [ ] Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4    Ownership.
(a) and (b)
Amount Beneficially Owned and Percent of Class:
49,997,524 shares of Class B Common Stock, representing 49,997,524 shares held of record by CBC Co Pty Ltd as trustee of the Cannon-Brookes Head Trust, which when such shares are treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Act, represent approximately 23.73% of the outstanding shares of Class A Common Stock. The percentage reported does not reflect the ten for one voting power of the Class B Common Stock. The percent of class was calculated based on 99,995,049 shares of Class B Common Stock outstanding as of September 30, 2024, plus 49,997,524 shares of Class B Common Stock beneficially owned by the reporting person. There were 160,713,952 shares of Class A Common Stock and 99,995,049 shares of Class B Common Stock outstanding as of September 30, 2024. The 49,997,524 shares of Class B Common Stock held by the reporting person represent approximately 43.08% of the aggregate combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock.
(c)    Number of shares as to which the person has:
(i)    Sole power to vote or to direct the vote: 49,997,524
(ii)    Shared power to vote or to direct the vote: 0
(iii)    Sole power to dispose or to direct the disposition of: 49,997,524
(iv)    Shared power to dispose or to direct the disposition of: 0
Item 5    Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6    Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8    Identification and Classification of Members of the Group.
Not applicable.
Item 9    Notice of Dissolution of Group.
Not applicable.
Item 10    Certifications.
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 8, 2024

		By:	/s/ Grant Reid
Grant Reid
Attorney in Fact for Michael Cannon-Brookes